SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 1 )

                 Under the Securities Exchange Act of 1934


                               Softworks, Inc.
                 -------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
                 --------------------------------------------
                       (Title of Class of Securities)


                                 83404P102
                 --------------------------------------------
                               (CUSIP Number)


                            Paul T. Dacier, Esq.
                              EMC Corporation
                             35 Parkwood Drive
                       Hopkinton, Massachusetts 01748
                              (508) 435-1000
             --------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:

                          Margaret A. Brown, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                             Boston, MA  02108
                               (617) 573-4800


                              January 25, 2000
              ------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                                   SCHEDULE 13D

      CUSIP No. 83404P102

      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           EMC Corporation; IRS ID No. 04-2680009
      ___________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      (3)  SEC USE ONLY

      ___________________________________________________________________
      (4)  SOURCE OF FUNDS

           WC
      ___________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
      ___________________________________________________________________
                                      (7)  SOLE VOTING POWER

            NUMBER OF                      All of the outstanding shares
             SHARES                 _____________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                                 -0-
              EACH                  _____________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON
              WITH                         All of the outstanding shares
                                    _____________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                     -0-
      ___________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            (See Item 5)
          All of the outstanding shares
      ___________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                  ( )
      ___________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          100%
      ___________________________________________________________________
      (14) TYPE OF REPORTING PERSON

          CO
      ___________________________________________________________________





      ___________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Eagle Merger Corp.; IRS ID No. 04-3494398
      ___________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      (3)  SEC USE ONLY

      ___________________________________________________________________
      (4)  SOURCE OF FUNDS

           AF
      ___________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Eagle Merger Corp. no longer exists, but was merged into
             Softworks, Inc.
      ___________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                               -0-
             SHARES                 _____________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                                -0-
              EACH                  _____________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                                 -0-
              WITH                  _____________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                    -0-
      ___________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
      ___________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                  ( )

      ___________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0%
      ___________________________________________________________________
      (14) TYPE OF REPORTING PERSON

          Formerly a CO
      ___________________________________________________________________



             This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 27, 1999 (the "Schedule 13D") by EMC Corporation, a Massachusetts corporation ("EMC"), and Eagle Merger Corp., a Delaware corporation ("Eagle"), with respect to Eagle's offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Softworks, Inc., a Delaware corporation (the "Issuer"), at $10.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"), which were filed as Exhibit B to the
 Schedule 13D. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

 ITEM 2.   IDENTITY AND BACKGROUND.

             The first paragraph of Item 2 (a) - (c) and (f) of the
 Schedule 13D is hereby amended by the following:

             Eagle Merger Corp. ("Eagle"), a wholly owned subsidiary of EMC Corporation ("EMC"), was formed for the purpose of acquiring Common Stock pursuant to the Offer. Upon the expiration of the offer period and the purchase of over 90% of the Common Stock, Eagle was merged on January 27, 2000 into the Issuer. The Issuer is the surviving entity and is now wholly owned by EMC.

             The second paragraph of Item 2 (a) - (c) and (f) of the
 Schedule 13D is hereby amended by the following:

             EMC, a Massachusetts corporation, as beneficial owner of all the outstanding capital stock of the Issuer.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             Item 5 (a), (b) and (c) of the Schedule 13D is hereby amended by the following:

             (a) and (b) As of the date hereof, EMC beneficially owns and has sole voting and dispositive power as to all of the Common Stock. Eagle acquired approximately 99.2% of the Common Stock and was then merged into the Issuer. The Issuer is the surviving entity. As a result of the merger, EMC, which was the sole shareholder of Eagle, now has sole voting and dispositive power over all the outstanding Common Stock.

             (c) Eagle acquired 18,382,028 shares of Common Stock (including shares of Common Stock tendered pursuant to guaranteed delivery procedures) on January 25, 2000 pursuant to the Offer.



                                 SIGNATURE

             After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.



                                  EMC CORPORATION


 Date:  January 28, 2000          By: /s/ Paul T. Dacier
                                     ---------------------------------
                                  Name:  Paul T. Dacier
                                  Title: Vice President and General
                                           Counsel